Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR 2009
UNAUDITED THIRD QUARTER RESULTS

Vancouver, British Columbia – October 28, 2009-- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2009 third quarter results will be released on Tuesday, November 10, 2009 after market closes.  A conference call and live audio webcast to discuss the results will be held on Wednesday, November 11, 2009 at 11:30 am ET (8:30 am PT).

Q3 2009 Results Conference Call and Webcast Information

Date:	Wednesday, November 11, 2009
Time:	11:30 am Eastern Time – 8:30 am Pacific Time

Conference Call Dial-In Numbers
North America and International toll number: 1-480-629-9713

Audio Webcast
A live audio webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=151799

Playback
North America and International toll number:	1-303-590-3030
Replay Pin Number:	4179606

Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently operates eight mines in Mexico, Peru, Argentina and Bolivia.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6 Tel 604-684-1175 Fax 604-684-0147